Exhibit (a)(5)(f)

FOR IMMEDIATE RELEASE

KOHLBERG & COMPANY ANNOUNCES TERMINATION OF MERGER AGREEMENT AND

TERMINATION OF TENDER OFFER TO PURCHASE SHARES OF STEINWAY MUSICAL

INSTRUMENTS, INC.

MOUNT KISCO, NY — August 14, 2013 — Kohlberg & Company, L.L.C. (“Kohlberg”) today announced that KSTW Acquisition, Inc. (“Purchaser”) has terminated the previously announced cash tender offer to acquire all of the outstanding shares of common stock of Steinway Musical Instruments, Inc. (the “Company”). Purchaser and its parent company, KSTW Holdings, Inc. (“Parent”), are affiliates of Kohlberg.

As previously announced, the tender offer was made pursuant to a merger agreement by and among Purchaser, Parent and the Company, dated as of June 30, 2013 (the “Merger Agreement”). On August 11, 2013, Parent and Purchaser received a Notice of Superior Proposal from the Company which stated that the Company had received a definitive proposal from another party to acquire all outstanding shares of the Company’s common stock for $38.00 per share in cash (the “New Proposal”). On August 13, 2013, Parent and Purchaser waived their right to negotiate with the Company’s board to make adjustments in the terms and conditions of the Merger Agreement and related ancillary documentation. On August 14, 2013, Parent and Purchaser received notice from the Company that it had determined to terminate the Merger Agreement to enter into a definitive agreement with affiliates of Paulson & Co., an investment firm, based on the New Proposal but at an increased purchase price of $40.00 per share, and that, pursuant to the terms and conditions of the Merger Agreement, it had terminated the Merger Agreement and concurrently with such termination, would direct its bank to initiate payment of a termination fee of $6,675,000 by wire transfer of same day funds into an account designated by Parent.

Purchaser has terminated the tender offer in accordance with the terms of the Merger Agreement. None of the shares of the Company’s common stock were purchased in the tender offer and as a result of the termination, all of the shares of the Company’s common stock previously tendered will be promptly returned to the holders thereof, and no consideration will be paid to holders who have tendered their shares of the Company’s common stock.

About Kohlberg & Company

Kohlberg & Company, L.L.C. is a leading private equity firm headquartered in Mount Kisco, New York. Since its inception in 1987, Kohlberg has completed 60 platform investments and more than 100 add-on acquisitions, with aggregate transaction value in excess of $9 billion. Kohlberg has invested over $3 billion of equity capital over its history and is currently investing its seventh private equity fund, Kohlberg Investors VII. For more information, visit www.kohlberg.com.

Notice to Investors

This press release is neither an offer to purchase nor a solicitation of an offer to sell any securities. Purchaser has terminated its offer to purchase shares of common stock of the Company, which had commenced pursuant to an offer to purchase and related tender offer documents, filed by Purchaser and certain of its affiliates with the SEC on July 15, 2013. The Company previously filed a solicitation/recommendation statement on Schedule 14D-9 with respect to the tender offer with the SEC on July 15, 2013. The tender offer statement (including an offer to purchase, a related letter of transmittal and other tender offer documents) and the solicitation/recommendation statement contain important information that should be read carefully before making any investment decisions. These materials will be made available to the Company’s stockholders at no expense to them and may also be obtained by contacting the Company’s Investor Relations Department at 800 South Street, Suite 305, Waltham, Massachusetts 02453, telephone number (781) 894-9770 or ir@steinwaymusical.com. All of these materials (and all other tender offer documents filed with the SEC) will also be made available at no charge at the SEC’s website (www.sec.gov).

Cautionary Note Regarding Forward-Looking Statements

This press release contains forward-looking statements with respect to the tender offer and related transactions, including the benefits expected from the acquisition and the expected timing of the completion of the transaction. When used in this press release, the words “can,” “will,” “intends,” “expects,” “is expected,” similar expressions and any other statements that are not historical facts are intended to identify those assertions as forward-looking statements. Such statements are based on a number of assumptions that could ultimately prove inaccurate, and are subject to a number of risk factors, including uncertainties regarding the timing of the closing of the transaction, uncertainties as to the number of stockholders of the Company who may tender their stock in the tender offer, the possibility that a governmental entity may prohibit, delay or refuse to grant approval for the consummation of the transaction, and general economic and business conditions. The Company does not assume any obligation to update any forward-looking statement, whether as a result of new information, future events or otherwise. Factors that could cause actual results of the tender offer to differ materially include the following: the risk of failing to obtain any regulatory approvals or satisfy conditions to the transaction, the risk that Kohlberg is unable to obtain adequate financing, the risk that the transaction will not close or that closing will be delayed, the risk that the Company’s businesses will suffer due to uncertainty related to the transaction, the competitive environment in the Company’s industry and competitive responses to the transaction as well as risk factors set forth above. Further information on factors that could affect the Company’s financial results is provided in documents filed by the Company with the SEC, including the Company’s recent filings on Form 10-Q and Form 10-K.